ARTICLES OF INCORPORATION
OF
EASTPORT RED’S INCORPORATED

        FIRST.   The name of the Company shall be Eastport Red’s Incorporated.

        SECOND.   The resident agent and registered office located within the State of Nevada is:

LaVohne L. Frost
711 South Carson Street
Carson City, Nevada 89702

        THIRD.     The purpose for which the corporation is formed is for the purpose of transacting any lawful business, or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.

        FOURTH.     The stock of the corporation is divide into two classes: (1) Common Stock in the amount of Twenty Million (20,000,000) shares having a par value of $0.001 each; and (2) Preferred Stock in the amount of (5,000,000) shares having a par value of $0.001 each. The Board of Directors shall have the authority, by resolution or resolutions, (1) to divide the Preferred Stock into more than one class of stock or more than one series of any class; (2) to establish and fix the distinguishing designation of each such series and the number of shares thereof, which number, by like action of the Board of Directors, from time to time thereafter, may be increased, except when otherwise provided by the Board of Directors in creating such series, or may be decreased, but not below the number of shares thereof then outstanding; and (3) within the limitations of applicable law of the State of Nevada or as otherwise set forth in this Article, to fix and determine the relative voting powers, designations, preferences, limitations, restrictions and relative rights of the various classes or stock or series thereof and the qualifications, limitations or restrictions such rights of each series so established prior to the issuance thereof. There shall be no cumulative voting by shareholders.

        FIFTH.     The corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Revised Statutes. Such purchases may be made either in the open market or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation and at such prices as the directors shall from time to time determine.

        SIXTH.     No holder of shares of the corporation of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the corporation, of any class, whether now or hereafter authorized.

        SEVENTH.     The Board of Directors shall consist of no fewer than one member and no more than seven members. The initial Board of Directors will consist of the following member(s) (with their address indicated) as follows:

Marlon Hill	Marlon Hill
366 South 500 East	366 South 500 East
Salt Lake City, Utah 84112	Salt Lake City, Utah 84112

        EIGHTH.     No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes.

        NINTH.     The name and address of the Incorporator of the corporation is as follows:

        IN WITNESS WHEREOF, these Articles of Incorporation are hereby executed this 27th day of June, 1997.

/s/ Marlon Hill, Incorporator

NOTORIZATION OF SIGNATURE OF INCORPORATOR

STATE OF UTAH )
: ss.
COUNTY OF SALT LAKE )

        On this 30th day of June, 1997 before me, Vicki L. Crocker, a notary public, personally appeared Marlon Hill, the person whose name is subscribed to this instrument and who has acknowledge that he executed the same as the Incorporator of Eastport Red’s Incorporated.

/s/
NOTARY PUBLIC